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Routemaster Capital Announces 101.6 Percent Increase in Treasury Balance in Leading DeFi Protocols and Announces Thibaut Ceyrolle, Snowflake EMEA Founder, as Special Advisor for Cloud Infrastructure; Olivier Roussy Newton Appointed as EIR

TORONTO, Feb. 03, 2021 (GLOBE NEWSWIRE) -- Routemaster Capital Inc. (the “Company” or “Routemaster”) (NEO: DEFI) (GR: RMJR), a Canadian decentralized finance company, is pleased to announce its diversified portfolio of DeFi protocols has grown 101.6% in value since January 12, 2021.

On the January 12, 2021, Routemaster announced it had made investments in a diversified portfolio of DeFi protocols. Some of the main positions taken were SNX, AAVE, UNI, and YFI, amongst others. Each of the protocols was selected for their active and growing user bases, strong volumes on their platforms, leading investors, and continued growth in Total Value Locked. The platforms are market leaders in their respective use cases including borrowing and lending, decentralized exchanges, derivatives, and asset management. Since investing on January 12th, the portfolio has grown by 101.6% in value calculated as of the 31st of January at 11.54 AM CET. Additional yield was generated by staking the various protocols and lending out the assets.

Routemaster is also pleased to announce Thibaut Ceyrolle, EMEA founder and VP of Snowflake Inc., has joined the board of advisors of Routemaster. Thibaut has a wealth of experience in growing and scaling Software and Cloud industries companies for more than 20 years. He was Snowflake’s first employee outside the United States. Under Thibaut’s leadership, Snowflake EMEA grew from zero to a presence in 14 countries, and several hundred new customers and employees with an unprecedented growth in the Software industry. Snowflake is one of the most successful IPOs in the software industry and the largest software initial public offering in Q4 last year. Thibaut has been named the #1 Sales leader 2020 in the sales confidence community.

“I am honoured to become an advisor of Routemaster Capital, which is bringing a revolution in the decentralized finance space to the public markets. The cloud revolutionized the IT space, and decentralized finance will do the same for finance. Routemaster is helping the democratization and access to DeFi for public market investors,” said Mr. Ceyrolle.

“We are very excited to have a person of Thibaut’s caliber join our advisory team. His experience growing Snowflake will help us build Routemaster into a key player in the DeFi ecosystem,” said Wouter Witvoet, who’s also an advisor to the Company.

Olivier Roussy Newton has joined Routemaster as Entrepreneur-in-Residence. In this position, Newton will help seek out strategic investments and partnerships for the Company. Olivier is the founder of HIVE Blockchain Technologies (TSX.V HIVE) which was among the first public companies focused on cryptocurrency mining.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the growth of the Company’s portfolio value; the appointment of new advisors; the pursuit by Routemaster and its subsidiaries of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS
RELEASE.